November 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:  Alan Campbell

Re:	Ventyx Biosciences, Inc. (the “Registrant”)

Registration Statement on Form S-3 (File No. 333-283076)

Request for Acceleration

Acceleration Request

Requested Date: November 15, 2024

Requested Time: 4:00 PM ET

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ventyx Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-283076) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin Waters at (858) 350-2308.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

Securities and Exchange Commission

November 13, 2024

Sincerely,

VENTYX BIOSCIENCES, INC.

/s/ Raju Mohan

Raju Mohan
Chief Executive Officer and President

Enclosures

cc:	Roy Gonzales, Ventyx Biosciences, Inc.

Austin Rutherford, Ventyx Biosciences, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Robert L Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.